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                                                                  EXHIBIT (a)(8)


          DH TECHNOLOGY, INC. AND AXIOHM S.A. AGREE TO COMBINE THROUGH A TENDER OFFER FOR UP TO 7,000,000 OF THE OUTSTANDING SHARES
                       OF DH TECHNOLOGY AT $25 PER SHARE


     (San Diego, California, July 14, 1997) DH Technology, Inc. (Nasdaq: DHTK) ("DH") and Axiohm S.A., a private French company ("Axiohm") announced today that they have signed a definitive merger agreement to combine their operations. Pursuant to the agreement, a wholly-owned subsidiary of Axiohm will commence a cash tender offer no later than July 21, 1997 to acquire not less than 6,500,000 shares and not more than 7,000,000 shares of the outstanding stock of DH at $25 per share. As a result of a subsequent merger and related transactions, the current DH shareholders will own between 15% and 21% of DH's outstanding shares depending on the number of shares tendered.